MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501
www.bakerdonelson.com

MICHAEL K. RAFTER

Direct Dial: 404.443.6702

Direct Fax: 404.238.9626

E-Mail Address: mrafter@bakerdonelson.com

October 27, 2010

VIA EDGAR

Ms. Sonia G. Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re:	Public Offering (the “Offering”) of Securities in The GC Net Lease REIT, Inc. (the “Issuer”) - File No.: 333-159167

Dear Ms. Barros:

This letter serves as the Issuer’s response to your comment regarding Post-Effective Amendment No. 3 to the Issuer’s Registration Statement on Form S-11 requesting that the Issuer explain the calculation and assumptions made relating to the capitalization rates disclosed for each of the Issuer’s completed property acquisitions in each post-effective amendment filed subsequent to the date of this letter and any other filing with the SEC where the Issuer discloses a capitalization rate.

In response to this comment, the Issuer hereby commits to provide a disclosure explaining the calculation of each capitalization rate disclosed in each such filing similar to the following:

“The estimated going-in capitalization rate is determined by dividing the projected net rental payment for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). Generally, pursuant to each lease, if the tenant is directly responsible for the payment of all property operating expenses, insurance and taxes, the net rental payment by the tenant to the landlord is equivalent to the base rental payment. The projected net rental payment includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.”

Ms. Sonia G. Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

If you have any questions or require any additional information or documents, please contact the undersigned (404/443-6702; mrafter@bakerdonelson.com) or Howard S. Hirsch (404/443-6703; hhirsch@bakerdonelson.com).

Very truly yours, BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.

/s/ Michael K. Rafter
Michael K. Rafter